APCO ARGENTINA INC.



                                                       January 3, 2002


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549-0405

               Re:   Rule 477 Application for Withdrawal
                     Apco Argentina Inc. - Form S-4 (File No. 333-64520)

Ladies and Gentlemen:

         Please be advised that pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Apco Argentina Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") withdraw the Company's Registration Statement on Form S-4 originally filed with the Commission on July 3, 2001 and amended on August 31, 2001, October 26, 2001 and December 7, 2001 (File No. 333- 64520) (the
"Form S-4"), together with all exhibits thereto filed with the Commission. The Form S-4 is being withdrawn due to the fact that the Company and Globex Energy, Inc. have mutually terminated the merger agreement described in the Form S- 4. The Company further advises the Commission that no ordinary shares of the Company sought to be registered pursuant to the Form S-4 have been sold.

         If you have any questions or comments or require further information or documentation, please call the undersigned at (918) 573-2164 or Michael C. Borofsky of Skadden, Arps, Slate, Meagher & Flom LLP, legal counsel to the Company, at (212) 735-2467.


                                           Sincerely,


                                           /s/ Thomas Bueno
                                           -----------------------------------
                                           Name:  Thomas Bueno
                                           Title: General Manager, Controller
                                                  and Chief Accounting Officer